Filed by CH2M Hill Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M Hill Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M Hill Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

CH2M and Jacobs:

A winning combination.

Message Toolkit for Clients

There is a detailed client communication plan that has been established by Growth and Sales, the Corporate Leadership Council (CLC) and Client Sector leadership, in coordination with Jacobs. We’ve identified 275 key clients who will be contacted by designated CLC members, Client Sector leadership or Client Account Managers.

We must be consistent, so please use this document to inform your messaging. Reaching our key clients in a timely manner is our priority; however, this messaging may be used for all clients.

Keep in mind that we want you to communicate with clients about the promise of our business combination, yet it’s also important that we adhere to rules outlined by regulatory and legal authorities when communicating about it. Both of our companies are subject to requirements of the Securities and Exchange Commission and the antitrust laws and given this is only day one, we are limited in what information we can provide at this time.

Here are some tips when interacting with clients, whether one or both companies serve them today:

•                  Use this good news to build on the hard-earned trust and confidence that you’ve established with our clients.

•                  Use your judgment and client knowledge to determine the best way to share this exciting news, while sticking with the messages that have been provided. Don’t speculate or provide opinions - it is always acceptable to tell clients that we will get back to them with information.

•                  Don’t go silent. Allowing competitors to put their own spin on our very promising news is the worst thing that could happen. Be positive.

•                  Remember that we must strictly operate as separate companies and it’s business as usual until the transaction is completed.

•                  As previously noted, we don’t yet have answers to every question, so don’t speculate. Instead, commit to follow up by submitting questions to clients to: ClientQs@ch2m.com.

•                  For employees who have been assigned contact with key clients, please use ClientQs@ch2m.com to notify us that you have contacted the client and briefly document any feedback and questions they may have.

•                  All media inquiries must be routed to Lorrie.Crum@CH2M.com.

Overarching message:

A winning combination. The full complement for clients.

Together, we create a premier global consulting, design, engineering, construction, and operations and maintenance firm with a common purpose of providing innovative solutions for a more connected, sustainable world.

A winning combination.

Key messages for clients

We’ve reached a definitive agreement to be acquired by Jacobs in a complementary business transaction that presents a very compelling value proposition for our employees, clients, stockholder and other stakeholders. This combination is not about being bigger; it’s about offering better, especially for our clients. This combination unites two industry-leading, innovative companies with highly complementary capabilities resulting in a differentiated value proposition for clients globally, bringing preeminent talent and solutions available.

Our first priority is uninterrupted service to our clients to deliver on our commitments to serve clients with distinction, as we always have and are pledged to continue.

Full complement of respective strengths, with Jacobs investing in CH2M services and minimal overlap:

•                  In Environmental & Nuclear space, our leadership in nuclear remediation and full-service environmental capabilities, together with Jacobs’s complementary presence in nuclear facilities, will create a leader in nuclear and environmental solutions globally, ranging from planning and compliance to remediation and sustainability.

•                  In Water, it’s an opportunity to combine and expand our strong position across Jacobs’s global client base and footprint to establish a competitive position with excellent growth prospects.

•                  For the high-growth Transportation space, where clients face constrained resources and ever-increasing infrastructure needs globally, we’re poised to tackle mega-programs spanning aviation, highways, rail, transit and ports - anywhere in the world.

•                  In the Oil, Gas and Chemicals sector, Jacobs’s strong global presence, significant resources and long-term client relationships will help us to deliver even more to our valued clients.

•                  For the Life Sciences and Semiconductors space, Jacobs and CH2M, respectively are both considered global leaders, and together well have the ability to deliver integrated solutions for our clients, while also providing significant growth opportunities for our people and the combined company.

•                  We each have different National Government clients, and combined with Jacobs’s deep relationships and significant technology, management and operations strengths, we will be able to bring more capabilities to more of these clients around the world.

•                  The general Buildings sector is an area where Jacobs is particularly strong, which will enable us to bring that offering to all of our clients, particularly government clients.

•                  Both companies have strengths in Program Management and Construction Management, where we’re seeing increasing demand globally as the scale of projects and programs continue to grow. Combined, we expect to realize even better opportunities for our people to work on some of the world’s most exciting programs, leveraging Jacobs’s global platform and building on OUR superb portfolio of iconic projects, tools and processes for significant, global market scale.

In areas that matter most, our companies have a lot in common. Our shared values include safety, integrity and ethics, a focus on long-term client relationships, delivering on promises, sustainability and having the best talent in the industry.

We expect to complete this transaction before the end of this year, pending customary conditions and CH2M stockowners’ approval. Until that time, we’ll strictly operate as separate companies in all respects and pursuits.

Draft letter for key clients

Dear (CLIENT):

We are pleased to share news announcing our agreement to be acquired by Jacobs, establishing a complementary business combination that presents a very compelling value proposition for our clients, employees, stockowners and other stakeholders.

As noted in the announcement attached, we expect to complete this transaction before the end of this calendar year, pending customary closing conditions, regulatory approvals and approval of CH2M stockholders. Until that time, its business as usual, and we will continue to operate and respond as separate companies.

We are very enthusiastic about the prospect of joining forces with Jacobs because it represents a combination to bring you the best in class talent, solutions, technical excellence and delivery available in our industry.

In addition to our common client focus and complementary capabilities, embedded in each company’s values are our passionate commitments to safety, sustainability, quality and innovation. This foundation give us great confidence about the exciting prospects our business combination presents to address your most significant needs with even greater value and distinction, building on the respective strengths and differentiated solutions our companies stand to deliver.

First and foremost, we remain dedicated to serving you. You have our firm commitment to a smooth transition focused on bringing you all of the advantages our combination has to offer, serving you well, as we have always done. As we proceed, we welcome your feedback and deeply appreciate your business and partnership.

Kind regards,

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’s Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussion thereunder as well as Jacobs’s and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.